August 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Oaktree Capital Group, LLC (the “Company” or “OCG”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 1, each reflecting changes against the Registration Statement filed on June 17, 2011.

In addition, we are providing the following responses to your comment letter, dated July 14, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please provide us with an analysis, including citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 45 that you do not believe you are an investment company under the Investment Company Act.

The Company respectfully submits that it is not an “investment company” under the orthodox investment company test set forth in section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, because it is not engaged, and does not hold itself out as being engaged, primarily in the business of investing or trading in securities. Rather, the Company is a holding company that, through its subsidiaries, operates a leading global investment management firm focused on alternative markets with approximately $80 billion of assets under management, as more fully described below. For the year ended December 31, 2010, approximately 90% of the Company’s segment revenues were derived from management fees and incentive income (as defined below), and less than 10% of the Company’s segment revenues were derived from investment securities. In addition, the Company estimates that as of March 31, 2011, less than 15% of the value of its assets (on a segment basis and exclusive of government securities and cash items) was attributable to investment securities (using, for the purposes of such calculation, the fair value of the investment securities and the book value of all other assets (which is significantly lower than the fair value of such assets)). Additionally, the Company is not an investment company under the inadvertent investment company test set forth in section 3(a)(1)(C) of the Investment Company Act because, as more specifically described below, all of the Company’s assets (on an unconsolidated basis and exclusive of government securities and cash items) are comprised of its equity interests in three wholly owned subsidiaries (Oaktree Holdings, LLC, Oaktree Holdings, Inc. and Oaktree Holdings, Ltd.) and one additional entity (Oaktree AIF Holdings, Inc.). These entities, collectively, are referred to in the prospectus as the Intermediate Holding Companies. While the equity interests in Oaktree AIF Holdings, Inc. held by the Company constitute “investment securities” under the Investment Company Act, even based upon conservative valuation assumptions (as described below), such investment securities represent less than 10% of the total assets of the Company (on an unconsolidated basis and exclusive of government securities and cash items) as of March 31, 2011.

None of the Intermediate Holdings Companies is an investment company under section 3(a)(1)(C) of the Investment Company Act because their respective assets (on an unconsolidated basis and exclusive of government securities and cash items) are comprised solely of the general partner and limited partner interests in the six entities that form the Oaktree Operating Group. As more fully described below, each of the Oaktree Operating Group entities is a majority-owned, non-investment company subsidiary of its respective Intermediate Holding Company, and, accordingly, the partnership interests in these entities held by the Intermediate Holding Companies are not investment securities under the Investment Company Act.

As more fully described below, none of Oaktree Capital I, L.P., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P., Oaktree Capital Management (Cayman), L.P. or Oaktree AIF Investments, L.P. (which entities are collectively referred to as the Oaktree Operating Group) is an inadvertent investment company under section 3(a)(1)(C) of the Investment Company Act. The assets of each of Oaktree Investment Holdings, L.P. and Oaktree AIF Investments, L.P. consist of assets that do not constitute investment securities within the meaning of the Investment Company Act. While Oaktree Capital I, L.P., Oaktree Capital II, L.P., Oaktree Capital Management, L.P. and Oaktree Capital Management (Cayman), L.P. hold investment securities, the Company estimates that the value of these investment securities represents less than 10% of the assets of each such entity. Each Oaktree Operating Group entity serves a direct role in the Company’s business of providing investment management services and is similarly engaged in that business and therefore is not engaged in the business of investing or trading in securities.

Section 3(a)(1)(A)

Section 3(a)(1)(A) of the Investment Company Act defines an investment company to include an issuer engaged primarily (or holding itself out as being, or proposing to be, engaged primarily) in the business of investing in securities (an “orthodox investment company”). The Company is not an orthodox investment company because it is presently, and since its formation has been, an investment management firm primarily focused on investing the assets of others, not an investment company focused on investing for its own account.

Whether an issuer is engaged “primarily” in an investment company business is a factual determination. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.1

Criteria applicable to nearly every situation include:

•	the issuer’s historical development;

•	its public representations concerning its activities;

•	the activities of its officers and directors, and the extent of their involvement in the management of the issuer;

•	the nature of its present assets; and

•	the sources of its present income.

Of the five listed criteria, the Company believes the most significant ordinarily are the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as

[1]

See, e.g., Tonopah Mining of Nevada, 26 S.E.C. 426 (1947); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (“Dan River”); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (“Financial Funding”).

evidenced by the percentage of the issuer’s income derived from investment securities).2

The Company, through its subsidiaries, is engaged primarily in the business of providing asset management services to third parties in exchange for management fees for serving as the investment manager and incentive income for serving as the general partner of funds that it manages. As noted above, for the year ended December 31, 2010, approximately 90% of the Company’s segment revenues were derived from management fees and incentive income for providing asset management services. In addition, the Company estimates that as of March 31, 2011, less than 15% of the value of its assets (on a segment basis) was attributable to investment securities (using, for the purposes of such calculation, the fair value of the investment securities and the book value of all other assets (which is significantly lower than the fair value of these assets)). Thus, these two factors for determining the Company’s primary business indicate that the Company is primarily engaged through its wholly and majority-owned subsidiaries in the asset management business and not in the business of investing, reinvesting or trading in securities for its own account. The same is true for each Intermediate Holding Company and each Oaktree Operating Group entity as each of them is engaged in the same business as its ultimate parent, the Company.

The other three factors developed by the Commission and the courts also indicate that the Company is primarily engaged in the asset management business and is not an investment company. The Company was founded in 1995 with the goal of building an asset management business and since that time has been, and has held itself out as being, primarily engaged in providing asset management services. Disclosure with respect to the Company’s business contained in the Registration Statement is consistent with this fact. In addition, the Company states on page 54 of Amendment No. 1 that it intends to conduct its operations so that it will not be an investment company under the Investment Company Act. Finally, as an investment management company, the Company’s officers and employees devote substantially all of their time and efforts to providing investment advisory and asset management services to others or in support of these activities, such as investor relations and operational services. These activities are consistent with the Company being an asset manager.

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as a company that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities,” and that owns or proposes to acquire investment securities having a value exceeding 40% of the

[2]

See Dan River, 701 F.2d at 291 n. 14 (noting special importance of composition of assets and sources of income); Financial Funding, 1982 SEC No-Act. LEXIS 2155 at *2 (noting special importance of composition of assets and sources of income).

value of the company’s total assets, exclusive of Government securities (as defined in section 2(a)(41) of the Investment Company Act) and cash items, on an unconsolidated basis (the “inadvertent investment company test”). Section 3(a)(2) of the Investment Company Act defines investment security to mean all securities other than government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. Section 2(a)(24) of the Investment Company Act defines the “majority-owned subsidiary” of a person to mean a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person. Section 2(a)(42) of the Investment Company Act defines “voting security” to mean a security presently entitling its owner or holder to vote for the election of a company’s directors. Section 2(a)(12) of the Investment Company Act defines “director” to include “any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.”

The Company and the Intermediate Holding Companies

Even based on conservative valuation assumptions, investment securities comprised less than 10% of the value of the total assets (on an unconsolidated basis and exclusive of government securities and cash items) of the Company as of March 31, 2011. The Company’s assets consist of its equity interests in three wholly owned Intermediate Holding Companies and 100% of the Class A common stock of a fourth Intermediate Holding Company, Oaktree AIF Holdings, Inc. Securities of majority-owned subsidiaries that are not investment companies themselves are not “investment securities” as defined in the Investment Company Act. Accordingly, the securities of the three wholly owned Intermediate Holding Companies are not investment securities. The Class A common stock of Oaktree AIF Holdings, Inc. entitles the Company to 100% of any dividends from Oaktree AIF Holdings, Inc., but no right to vote for the election of that entity’s directors. Accordingly, these securities constitute investment securities under the Investment Company Act. The Company estimates that the Class A common stock of Oaktree AIF Holdings, Inc. held by the Company represented less than 10% of the Company’s total assets as of March 31, 2011. Accordingly, the Company is not an inadvertent investment company under section 3(a)(1)(C) of the Investment Company Act.

The Intermediate Holding Companies’ assets consist of the general partner and limited partner interests in their respective Oaktree Operating Group entities. The courts and the Staff have consistently considered general partner interests not to be securities for purposes of the federal securities laws, including the Investment Company Act, when, as is the case here, the general partner retains actual control over the issuer of the interest.3 The limited partnership agreements of the Oaktree

[3]

See Williamson v. Tucker, 645 F. 2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No–Act. LEXIS 2306, at *2–*3 (July 29, 1987); Albert M. Zlotnick, SEC No–Action Letter, 1986 SEC No–Act. LEXIS 2361, at *1–*2 (June 9, 1986); FCA Realty Fund, SEC No–Action Letter, 1984 SEC No–Act. LEXIS 2799, at *2 (Nov. 13, 1984); Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n. 3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

Operating Group entities, each of which is organized as a limited partnership, vest virtually all control over such entities in their respective general partners. Accordingly, the general partner interests in the Oaktree Operating Group entities are not investment securities under the Investment Company Act. Furthermore, as each Intermediate Holding Company is the general partner of its respective Oaktree Operating Group entities, the Oaktree Operating Group entities are majority-owned subsidiaries of their respective Intermediate Holding Company.4 Therefore, the limited partner interests in these majority-owned subsidiaries are not “investment securities” as defined in the Investment Company Act. As none of the assets of each Intermediate Holding Company are investment securities as defined in the Investment Company Act, none of these entities are investment companies under the inadvertent investment company test set forth in section 3(a)(1)(C) of the Investment Company Act.

The Oaktree Operating Group entities

All of the assets of Oaktree AIF Investments, L.P. consist of general partner interests in entities that are not themselves investment companies or companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. As discussed above, neither general partner interests of the type owned by this entity nor securities issued by majority-owned subsidiaries that are not relying on section 3(c)(1) or 3(c)(7) are investment securities, and thus Oaktree AIF Investments, L.P. is not an inadvertent investment company under the test set forth in section 3(a)(1)(C) of the Investment Company Act. Oaktree Investment Holdings, L.P. has only two assets – 50% of the limited partner interest of an operating business organized as a limited partnership and 59% of the equity of that entity’s general partner. The control of the operating business is vested in the executive committee of the general partner consisting of six members, which also controls the general partner. Oaktree Investment Holdings, L.P., through its ownership of the limited partner interests and its equity interest in the general partner is entitled to elect three of these six members, who perform functions similar to the directors of a corporation. Therefore, these interests are “voting securities” as defined in section 2(a)(42) of the Investment Company Act and

[4]

Oaktree Holdings, LLC is not the direct general partner of Oaktree Capital I, L.P. It is the owner of 100% of the voting securities of OCM Holdings I, LLC, whose assets consist of general partner and limited partner interests in Oaktree Capital I, L.P. As OCM Holdings I, LLC is a majority-owned subsidiary of Oaktree Holdings, LLC and Oaktree Capital I, L.P. is a majority-owned subsidiary of OCM Holdings I, LLC, the simplified ownership descriptions used herein do not affect the Investment Company Act analysis.

both of these entities are majority-owned subsidiaries as defined in section 2(a)(24) of the Investment Company Act. As none of the assets of Oaktree Investment Holdings, L.P. are investment securities, Oaktree Investment Holdings, L.P. is not an investment company under the inadvertent investment company test.

The assets of Oaktree Capital Management, L.P., and Oaktree Capital Management (Cayman), L.P. consist of (i) the investment management agreements with the Oaktree funds and separate accounts, (ii) certain minority interests in entities that are controlled by other Oaktree Operating Group entities (or their majority-owned subsidiaries) and (iii) certain other assets that do not constitute investment securities within the meaning of the Investment Company Act. The assets of Oaktree Capital I, L.P. and Oaktree Capital II, L.P. consist of (i) general partner interests in entities that are not themselves investment companies or companies relying on section 3(c)(1) or 3(c)(7) of the Investment Company Act, (ii) other assets that are not investment securities as defined in the Investment Company Act and (iii) certain minority interests in entities controlled by a third party or by other Oaktree Operating Group entities (or their majority-owned subsidiaries). While the minority interests held by Oaktree Capital Management, L.P., Oaktree Capital Management (Cayman), L.P., Oaktree Capital I, L.P. and Oaktree Capital II, L.P. constitute investment securities as defined under the Investment Company Act, the Company estimates that the value of these investment securities represents less than 10% of the assets of each such entity. Accordingly, none of Oaktree Capital Management, L.P., Oaktree Capital Management (Cayman), L.P., Oaktree Capital I, L.P. or Oaktree Capital II, L.P. is an investment company under the inadvertent investment company test.

2.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

The Company acknowledges that the Staff may have additional comments on the Registration Statement after a pre-effective amendment containing the price range and related information is filed. The Company will provide sufficient time for the Staff to review and process the revised Registration Statement after a price range and related pricing information has been provided.

3.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until the stated information is included.

4.	Please provide us with copies of any graphics or photographs you intend to use in your prospectus.

In light of the Staff’s comment 7, which requested that the Company relocate the Company’s business principles to another part of the prospectus, the Company intends to supplementally discuss with the Staff acceptable alternatives and subsequently submit to the Staff any graphics it intends to use on the inside cover. The Company does not intend to use any other graphics in the prospectus other than a graphic on the inside cover, which at this time remains undecided. The Company acknowledges that the Staff will require adequate time to review any graphic it decides to use on the inside cover.

5.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriting compensation.

The Company acknowledges the Staff’s comment.

6.	We note that you have yet to file a number of exhibits, including the legal and tax opinions. Please file these exhibits as soon as practicable.

The Company has submitted certain exhibits together with Amendment No. 1. The Company will submit the remainder of the exhibits in due course.

Prospectus Cover Page

7.	We note that you include a discussion of your business principles on the inside prospectus cover page. Please relocate this discussion to another part of your prospectus.

The Company acknowledges the Staff’s comment and has deleted the disclosure on the inside cover. As indicated in the Company’s response to the Staff’s comment 4 above, the Company supplementally intends to contact the Staff to discuss acceptable alternatives.

Table of Contents, page i

8.	Please note that the Prospectus Summary must immediately follow the Table of Contents. Please relocate the glossary of terms section and your other disclosures following the Table of Contents to more appropriate locations in the prospectus.

Please see the relocated disclosure on page 238 of Amendment No. 1.

Prospectus Summary, page 1

9.	Please ensure that the information you provide in your summary is balanced and adequately informs investors of the financial condition and results of operations of Oaktree Capital Group, LLC. Please provide prominent disclosure that addresses the net losses attributable to Oaktree Capital Group, LLC over the past three years. Please also address this comment in your Business section.

Please see the revised disclosure on pages 3 and 134 of Amendment No. 1.

10.	We note your references to Class C units on page eight and throughout the prospectus. In an appropriate section of your prospectus, please discuss these units in greater detail, including the rights and privileges associated with the units, the mechanism for converting these units into Class A units, when you expect the conversion into Class A units to occur, the entities or persons who own these units, how these entities or persons acquired the units, and how these units figure into your ownership structure.

Please see the revised disclosure on pages 10 and 59 of Amendment No. 1. The Company supplementally advises the Staff that it did not discuss the rights and privileges associated with the Class C units because the Company will convert all such units into Class A units immediately prior to the offering as discussed on pages 10 and 59. Additionally, please see the Company’s response to the Staff’s comment 71 for additional information on the Class C units.

Summary Historical Financial Information and Other Data, page 13

11.	Please consistently order numerical data presented in tabular and narrative format throughout your document. In this regard, summary historical financial information and other data, market price information, selected financial data, and MD&A present 2008 financial information first and 2010 financial information last. However, the financial statements present 2010 financial information first and 2008 financial information last. Please refer to SAB Topic 11:E for guidance.

Please see the revised disclosure on pages F-1 through F-76 of Amendment No. 1.

12.	Please revise the title of the line item “Total revenues” under the Segment Income Data to “Total segment revenues.”

Please see the revised disclosure on pages 14, 72, 99, F-46 and F-73 of Amendment No. 1.

13.	Please revise your footnote disclosure for the non-GAAP measures presented under the “Segment Income Data” section to specifically refer investors to your more detailed disclosures on pages 92-94.

Please see the revised disclosure on pages 15 and 16 of Amendment No. 1.

Risk Factors, page 16

Given our focus on achieving superior investment performance . . . , page 16

14.	In this risk factor, please clearly disclose that your business practices, including reducing assets under management and reducing management fee rates, may conflict with the interests of public shareholders since these practices may not result in higher revenues and earnings and may not increase the value of the company’s Class A units. We would expect to see more detailed disclosure addressing how management intends to supervise the conflicts of interest emanating from the duties owed to Oaktree fund investors and those owed to holders of Class A units, which, in some respects, appear to be divergent.

Please see the revised disclosure on page 18 of Amendment No. 1. The Company further respectfully advises the Staff that in instances where the interests of its clients may diverge from the short-term interests of the Class A unitholders, the Company intends to act in the interests of its clients, because it believes that doing so will maximize the long term value of its business, which, in turn, will benefit the Class A unitholders. The Company notes that it has included prominent disclosure to this effect on the cover page of the prospectus and on pages 1, 17, 18 and 132 of Amendment No. 1.

Our business is materially affected . . . , page 17

15.	Please disclose the impact of restructuring the evergreen funds had on your AUM, management fee-generating AUM, incentive-creating AUM, results of operations, financial condition and cash flows.

Please see the revised disclosure on pages 18, 80, 81, 82, 92, 94 and 97 of Amendment No. 1.

16.	Please provide investors with an explanation of the fixed costs referenced in the last paragraph on page 17.

Please see the revised disclosure on page 18 of Amendment No. 1.

We cannot assure you that our intended quarterly distributions will be paid each quarter or at all., page 44

17.

In this risk factor, please quantify your share of the Oaktree Operating Group’s cash flow and disclose the amount you intend to distribute to your Class A unitholders. We note that the declaration, payment, and determination of the amount of the quarterly distribution will be at the sole discretion of your board of directors. Please disclose in this risk factor that the Class A unitholders will not have the power to elect the board of directors as long as the Oaktree control condition is satisfied and that the board of directors may have interests that conflict with the Class A unitholders since the members of the board of directors and the persons charged with appointing directors to the board do not hold their economic interests in the Oaktree Operating Group through the company.

Please see the revised disclosure on pages 46 and 47 of Amendment No. 1.

Market and Industry Data, page 56

18.	We note the disclosure in the first paragraph regarding the sources of certain information included in your prospectus. Please disclose whether you funded or were otherwise affiliated with any of the sources you cite. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Please see the revised disclosure on page 58 of Amendment No. 1.

The Company also supplementally advises the Staff that all of the data sourced from third parties is available to any member of the public, some free of charge and some upon payment of a fee to the applicable source.

19.	We note your statement that “[a]lthough we believe that this information is reliable, we have not had this information verified by any independent sources.” Please note that you are responsible for the entire contents of the registration statement and you may not use language that could be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

The statement has been deleted. Please see page 58 of Amendment No. 1.

Organizational Structure, page 57

20.	Please disclose the purpose of the intermediate holding companies.

Please see the revised disclosure on page 62 of Amendment No. 1.

Oaktree Capital Group, LLC, page 60

21.	We note your statement that the number of Class B units held by OCGH increases or decreases with corresponding changes in OCGH’s economic interest in the Oaktree Operating Group. Please explain in more detail how this aspect of your corporate operation functions.

Please see the revised disclosure on page 62 of Amendment No. 1.

Our Manager, page 60

22.	Please enhance the disclosure relating to the Oaktree control condition. Please disclose the percentage of outstanding Oaktree Operating Group units your principals and affiliated entities, including OCGH, currently hold, directly or indirectly. Please also disclose how your principals and affiliated entities may come to own less than 20% of the Oaktree Operating Group units.

Please see the revised disclosure on page 63 of Amendment No. 1.

Cash Distribution Policy, page 67

23.	Please disclose any restrictions on your subsidiaries’ ability to make cash distributions to you and/or your ability to make cash distributions to your unitholders. If there are no restrictions, please disclose this fact.

Please see the revised disclosure on page 69 of Amendment No. 1.

24.	Please revise your per share presentation for the amount of distributions to the nearest cent.

Please see the revised disclosure on page 70 of Amendment No. 1.

GSTrUE OTC Market Price Information For Our Class A Units, page 68

25.	Please tell us how this disclosure is responsive to the Item requirements of Form S-1. To the extent the disclosure does not conform to that which is required by the Form, and the corresponding information required by Regulation S-K, please eliminate the disclosure from your prospectus. In addition, supplementally explain the relationship between the limited and sporadic trading prices on the GSTrUE OTC market and the initial public offering price of the Class A Units. Finally, please advise us of the number of investors that purchased Class A Units in the May 2007 private offering and indicate the number of record holders of Class A Units during the period starting from the May 2007 restructuring to the initial filing date of your Form S-1.

The Company acknowledges the Staff’s comment and in response has eliminated the disclosure formerly on page 68 of the Registration Statement filed on June 17 and has revised the disclosure on page 43 of Amendment No. 1. The Company supplementally advises the Staff that it does not expect that the historical GSTrUE OTC market trading prices will be the primary driver of the initial public offering price. Rather, as disclosed in the “Underwriting” section of the Registration Statement, the Company expects negotiation of the initial public offering price to primarily include consideration of prevailing market conditions, the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of such factors in relation to market valuation of companies in related businesses. Having said that, because the Company has been trading on the GSTrUE OTC market, and, accordingly, has historical per Class A unit prices, the Company believes (notwithstanding the limited and sporadic nature of such prices) that such prices will be an additional factor considered in the determination of the initial public offering price, and has revised the disclosure on page 233 of Amendment No. 1 to reflect such consideration.

The Company further advises the Staff that 46 investors purchased Class A units in the May 2007 Private Offering. As of May 21, 2007, and after giving effect to the May 2007 Restructuring and the 2007 Private Offering, there were 106 holders of record of the Class A units. As of June 1, 2011, there were 56 holders of record of the Class A units.

Selected Financial Data, page 69

26.	We note your statement that the historical financial information for fiscal years 2006 and 2007 is consolidated data and was derived from audited consolidated financial statements. As the Restructuring did not occur until May 2007, it would appear as though the financial information for all of fiscal year 2006 and a portion of fiscal year 2007 is combined financial information and was derived from audited combined financial statements. Please revise your disclosures to clarify what the financial information for these periods represents.

The Company respectfully advises the Staff that the predecessor entity’s audited financial statements were consolidated, rather than combined, financial statements. Additionally, as disclosed in footnote 1 to the selected financial data table on page 72 of Amendment No. 1, the May 2007 Restructuring was accounted for as a reorganization of entities under common control. Therefore, the predecessor’s consolidated financial statements are considered to be the historical financial statements of the Company. For additional information, please see the Company’s response to the Staff’s comment 82 contained herein.

27.	Please revise the subparts to footnote (2) to quantify the impact each item had on your consolidated financial statements.

Please see the revised disclosure on pages 72 and 73 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

28.

Please note an overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. On page 73, we note that the current phase in the market cycle is likely to cause your AUM to decrease in the second quarter of 2011 and to then possibly plateau or continue decreasing in coming quarters. Please expand this section to address management’s sensitivity to that assessment and explain whether you expect this issue to impact your short or long-term growth. Refer generally to Release 33-8350 (Dec. 19, 2003) for additional information.

Please see the revised disclosure on pages 75 and 76 of Amendment No. 1.

Operating Metrics, page 73

29.	Please revise your rollforward of AUM for each period presented by fund type to separately present the following:

•	distributions for a realization event;

•	distributions for redemptions; and

•	cancellation of uncalled capital commitments.

Please see the revised disclosure on page 77 of Amendment No. 1.

30.	We note that the consolidated funds are your closed-end and evergreen funds based on your disclosure on page 80. Please reconcile for us the change in market value per the AUM rollforward on page 74 to the net realized gain on consolidated funds’ investments and net change in unrealized appreciation (depreciation) line items in your consolidated statements of operations for each period presented.

Please see the revised disclosure on page 85 of Amendment No. 1. The Company respectfully advises the Staff that it consolidates substantially all of the closed-end, commingled open-end and evergreen funds for which the Company or one of its subsidiaries acts as the sole general partner and is presumed to have control. Certain funds for which the Company or one of its subsidiaries shares general partner responsibilities or has no general partner responsibility but the ability to exert significant influence through other means, are accounted for using the equity method of accounting.

The Company’s AUM includes the consolidated funds, funds accounted for using the equity method of accounting where the Company is the investment manager, as well as other funds and separately managed accounts in which the Company serves only as investment manager or sub-advisor. As noted on page 85 of Amendment No. 1, 27.0% of the Company’s AUM as of March 31, 2011 consisted of funds which were not subject to consolidation.

Because, as set forth above, AUM is not directly comparable to any financial metric that is impacted by the consolidated funds accounted for in the Company’s consolidated financial statements, the Company believes that a reconciliation from AUM to net realized gain on consolidated funds’ investments and net change in unrealized appreciation (depreciation) would not be meaningful to investors. The Company has revised the disclosure on page 85 of Amendment No. 1 to state that the Company consolidates substantially all of its closed-end, commingled open-end and evergreen funds.

31.	Please revise your rollforward of management fee-generating AUM to separately present the following:

•	distributions for a realization event;

•	distributions for redemptions;

•	cancellation of uncalled capital commitments;

•	changes in cost basis.

Please see the revised disclosure on page 78 of Amendment No. 1.

32.	Please include footnotes to the rollforward of management fee-generating AUM to explain what the changes in cost basis line item reflect. Please also explain why there is an adjustment for the change in market value of closed-end funds’ assets. Finally, please explain why the change in market value for the Evergreen funds does not agree to the rollforward of AUM.

Please see the revised disclosure on pages 78 and 79 of Amendment No. 1.

33.	Please disclose the portion of the incentive-creating AUM that is currently generating incentive income.

Please see the revised disclosure on page 80 of Amendment No. 1.

34.	Please revise your discussion and analysis of AUM, management fee-generating AUM, and incentive-creating AUM to provide a comprehensive analysis of the components for each period presented by fund type. To the extent that there were material contributions or capital commitments, clearly disclose the sources along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. As part of this discussion and analysis, please provide readers with a meaningful understanding of the performance of each of your significant funds by fund type. For each significant fund impacting AUM and/or management fee-generating AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherent risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Please see the revised disclosure on pages 80 through 83 of Amendment No. 1. In addition to reviewing the references cited by the Staff in comment 34 and noting the Staff’s repeated instruction in such comment to focus on disclosures “to the extent that they are material,” the Company referred generally to Release 33-3950 (Dec. 19, 2003), which is referenced by the Staff in comment 28 above. In particular, the Company was guided by the Staff’s instruction therein that “the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information” and that “[d]iscussion of a line item and its changes should be avoided where information that would be disclosed is not material and would not promote understanding of MD&A.”

35.	Please revise your discussion and analysis of incentives created (fund level) to provide investors with a more comprehensive explanation of the underlying investments in the portfolios of Opps VII and Opps VIIb that are generating the potential future incentive income for the three months ended March 31, 2011. Please also provide a more comprehensive explanation of the underlying investments in the portfolios for those funds impacting the annual periods presented. To the extent that a reduction in the amount of incentives created in a fund has occurred during any of the periods presented, please disclose this fact along with the underlying reasons. Further, to the extent that a material difference has occurred between the amount of incentives created and the actual incentive income received by the fund, please disclose this fact along with the underlying reasons for the differences. If you have not recognized any material differences between the incentives created amounts and the ultimate amount of revenue recognized, please disclose this fact.

Please see the revised disclosure on page 84 of Amendment No. 1.

The Company supplementally advises the Staff that there is significant diversity in the underlying portfolios, which often include over one hundred individual positions relating to hundreds of transactions of the numerous funds generating incentives, such that discussions of individual investments is typically less meaningful than focusing on the funds that impact results significantly. Additionally, the calculation of potential incentives is based on fund-level performance, rather than any individual realization event of specific investments.

As it relates to the relationship between the amount of incentives created and the actual incentive income received, the Company respectfully notes that during the active life of a fund, the amounts of incentives created and incentives received or recognized are not expected to move in tandem with each other because of the disparity inherent in the Company’s Method 1 revenue recognition between the time that potential incentives are created at the fund level and the time that the revenue recognition criteria is met. As a fund is liquidated over time, the incentives created will equal the incentive income received and recognized by the Company.

Consolidated Results of Operations, page 85

36.	Please revise your discussion and analysis of your consolidated results of operations for each period presented to quantify each factor when multiple factors exist. Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Please see the revised disclosure on pages 90 through 97 of Amendment No. 1.

37.

We note that you attribute the decline in compensation and benefits expense to a change in your overall revenue mix for the three-months ended March 31, 2011. As this is your largest expense, please provide investors with a more comprehensive explanation as to how your revenue mix changed and how the change impacts compensation and benefits expense. Please also explain why there was an increase in your annual bonus pool.

Please see the revised disclosure on page 90 of Amendment No. 1.

38.	We note that you attribute to the changes in incentive income compensation expense as a percentage of segment incentive income to differences in the mix of funds that comprised segment incentive income. Please provide a more comprehensive analysis as to how the mix of funds generating segment incentive income has changed and the corresponding impact on the expense recognized for each period presented.

Please see the revised disclosure on pages 90, 93 and 105 of Amendment No. 1.

39.	Please revise your discussion and analysis of interest and dividend income to provide a more comprehensive explanation for the increase in dividend income and the lower interest income. To the extent that a portion of this line item relates to the consolidated funds and a portion relates to your operations, please quantify the corresponding amounts.

Please see the revised disclosure on pages 91, 94 and 96 of Amendment No. 1.

40.	Please substantially revise your disclosure for the net realized gain on investments and net change in unrealized appreciation on investments to provide a comprehensive discussion and analysis of the investment activities generating these amounts for each period presented that will allow investors to understand the material factors affecting the amounts recognized, realized and unrealized, and any material uncertainties or trends that may impact future results. In this regard, it would appear appropriate to discuss the gross realized gains, gross realized losses, gross unrealized gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses reversed. It may also be necessary to provide a detailed discussion of the funds and/or the funds’ underlying investments to fully analyze the components of this line item. To the extent that this discussion and analysis is duplicative of your discussion and analysis of the AUM measures, please provide investors with a cross reference to the appropriate disclosures that provide the necessary analysis for investors to understand the material factors impacting these line items. Refer to Item 303(A)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

Please see the revised disclosure on pages 91, 92, 94 and 97 of Amendment No. 1. In revising this disclosure, the Company referred generally to the Staff’s guidance on materiality in Release 33-9350 (Dec. 19, 2003), as discussed further in the Company’s response to comment 34.

41.	Please provide investors with the specific factors that resulted in the decrease of your effective tax rate for the first fiscal quarter of 2011 as compared to the first fiscal quarter of 2010. Please also provide a more comprehensive explanation for the changes in your effective tax rate for your annual periods.

Please see the revised disclosure on pages 92, 95 and 97 of Amendment No. 1.

42.	Please include a discussion and analysis of net loss attributable to Oaktree Capital Group, LLC that summarizes the factors that resulted in the recognition of losses for each period presented.

Please see the revised disclosure on pages 92, 95 and 97 of Amendment No. 1.

43.	We note that you acquired the business assets of GFI Energy Ventures LLC during fiscal year 2009. Please confirm to us that this acquisition was immaterial to your consolidated financial statements.

The Company confirms to the Staff that the acquisition of the business assets of GFI Energy Ventures LLC was immaterial to its consolidated financial statements.

Segment Analysis, page 91

44.	We note your presentation of the non-GAAP measures ANI-OCG, FRE, NFRE-OCG, and NFRE-OCG per Class A and Class C unit. For each of these measures for each period presented, please reconcile each of these non-GAAP measures to the most comparable financial measure from your consolidated financial statements. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please also explain to us how you determine the most comparable financial measure.

Please see the revised disclosure on pages 100, 101 and 102 of Amendment No. 1. On those pages, the Company has provided a reconciliation of (1) FRE to ANI and of ANI to net loss attributable to Oaktree Capital Group, LLC and (2) NFRE-OCG to ANI-OCG and of ANI-OCG to net loss attributable to Oaktree Capital Group, LLC. In response to the Staff’s request for an explanation of how the Company determined the most comparable financial measure, the Company respectfully advises the Staff that the Company’s chief operating decision maker (“CODM”) makes operating decisions and assesses the performance of the Company’s business based on financial and operating metrics that do not give effect to the consolidation of any funds – namely, adjusted net income (“ANI”), fee-related earnings (“FRE”), adjusted net income – OCG (“ANI-OCG”), and net fee-related earnings – OCG (“NFRE-OCG”). Because the only GAAP performance measure of the Company that is not affected by the consolidation of the Company’s funds is net loss attributable to Oaktree Capital Group, LLC, the

Company considers this to be the most directly comparable financial measure to ANI, FRE, ANI-OCG and NFRE-OCG.

45.	Please include a discussion and analysis by fund type regarding the impact changes in the weighted average annual management fee rates had on your management fees recognized.

Please see the revised disclosure on pages 103, 106, 107 and 109 of Amendment No. 1.

46.	Please include a discussion and analysis of ANI, the measure used to evaluate the financial performance of, and make resource allocations and other operating decisions for, the investment management segment, for each period presented.

Please see the revised disclosure on pages 106, 108, 109 and 111 of Amendment No. 1.

Liquidity and Capital Resources, page 103

47.	We note your presentation of adjusted operating cash flow, a non-GAAP measure. Please provide us with an explanation of your consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K when presenting this measure. To the extent that you are able to demonstrate compliance with Item 10(e)(1)(ii)(A) of Regulation S-K, please provide a more comprehensive explanation for each of the adjustments to net cash provided by (used in) operating activities as they relate to your consolidated financial statements.

Please see the revised disclosure on pages 113 and 114 of Amendment No. 1. The Company also advises the Staff that as stated in Staff Compliance and Disclosure Interpretation 102.09, the prohibition in Item 10(e) notwithstanding, MD&A requires disclosure of material items affecting liquidity that management believes are meaningful to an investor’s understanding of the company’s financial condition and liquidity. The Company believes that adjusted operating cash flow is meaningful to an investor’s understanding of the Company’s liquidity because it is the measure used by management to assess liquidity and determine amounts available for distribution. Disclosure has been added to provide a more comprehensive description of how this measure is utilized by management and why it is meaningful to an investor. The Company has also added disclosure providing further explanation for each of the adjustments to net cash provided by (used in) operating activities.

48.	Please include disclosure to state how you intend to fund your quarterly distributions and tax distributions if your cash flows from operations are insufficient. Please also disclose the risk to your operations by making such distributions to investors.

Please see the revised disclosure on pages 112 and 113 of Amendment No. 1.

49.	Please disclose the amount of incentive income you have received as of the most recent balance sheet date that may be required to be repaid to the funds in the event that the corresponding fund does not meet the required threshold (i.e., the amount of tax incentive payments subject to potential clawback).

Please see the revised disclosure on page 118 of Amendment No. 1.

50.	Please disclose the amount available to borrow without violating any financial covenants under your revolving credit facility.

Please see the revised disclosure on page 116 of Amendment No. 1.

Critical Accounting Policies, page 108

51.	We note that you have recognized net losses attributable to OCGH non-controlling interest and attributable to Oaktree Capital Group, LLC for each fiscal year presented. We further note that you have $72.2 million of deferred tax assets as a result of the exchange of OCGH units for Oaktree Operating Group units, of which 85% is to be paid to the exchanging or selling OCGH Unitholder. Please include your assessment of the realizability of your deferred tax assets as a critical accounting policy, or provide us with a comprehensive explanation as to why you do not consider such evaluation a critical estimate to your consolidated financial statements. To the extent that you agree the assessment of the realizability of your deferred tax assets is a critical estimate, please ensure your disclosure addresses each of the following points, as appropriate:

•

Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income.

•

Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

•

If you are also relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company acknowledges the Staff’s comment that the Company has recognized net losses attributable to OGCH non-controlling interest and attributable to Oaktree Capital Group, LLC in each year presented. In addition, the Company has recognized in its financial statements approximately $72 million of deferred tax assets (as of December 31, 2010), primarily related to the goodwill recorded upon the exchange of the OCGH units for Oaktree Operating Group units in 2007. It is noted that this goodwill relates to tax basis goodwill recorded by Oaktree Holdings, Inc. (a taxable entity) as a result of the 2007 sale of OCGH units.

The Company further advises the Staff that it has assessed the realizability of its deferred tax assets and has determined that the realizability is not a critical accounting policy based on the facts related to the deferred tax asset and its utilization by the Company. In making its determination, the Company took into account the following factors:

1.	The determination of the annual deduction related to the goodwill is a mechanical calculation that is not complex. U.S. federal tax law allows an annual deduction for goodwill on a straight line basis over a 15 year period. As such, the amount of the annual deduction was readily determinable at the date it was recorded. In general, the Company will be entitled to goodwill deductions ranging from approximately $8.5 million to $20 million annually through 2029. It is noted that the deductions in years subsequent to 2023 relate only to payments to be made pursuant to the tax receivable agreement in such later years.

2.	Although the Company has recognized net losses attributable to OCGH and Oaktree Capital Group, LLC in each year, Oaktree Holdings, Inc., the entity entitled to the goodwill deductions, has recognized taxable income and paid income taxes in all years subsequent to 2007. Taxable income recognized and taxes paid by Oaktree Holdings, Inc. for the years 2008 through 2010 are as follows:

	Taxable Income Before Goodwill deduction	Goodwill Deduction	Total Taxes Paid
2008	$29,589,680	$8,463,850	$7,391,261
2009	29,866,827	8,588,581	7,439,519
2010(est)	49,000,000	9,000,000	14,000,000

Total	$108,456,507	$26,052,431	$28,830,780

3.	Income recognized by Oaktree Holdings, Inc. is reasonably predictable as a large portion relates to management fees earned by it pursuant to long term contractual arrangements. Expenses are likewise reasonably predictable as the most significant item is compensation expense, which is predictable and controllable. In addition, it is likely that Oaktree Holdings, Inc. will be entitled to significant incentive income amounts in future years (net of associated incentive income compensation expense) in addition to the annual management fees. It is not projected that future taxable income before goodwill amortization would be less than the amounts realized in the years presented above.

4.	The net operating loss carryover and carryback provisions provide substantial ability to realize the tax benefit of the goodwill deductions. Based on current law, Oaktree Holdings, Inc. would need to generate aggregate net taxable income before goodwill deductions of approximately $163 million through 2049 to assure realization of the deferred tax asset. This compares to the aggregate taxable income (before goodwill deductions) of approximately $108.5 million in the years 2008, 2009, and 2010.

5.	Based on the above, the Company has determined that the assessment of the realizability of the deferred tax asset is not a critical accounting policy as this assessment does not rely on assumptions, estimates or judgments which would produce materially different results to the consolidated financial statements if the Company were to change underlying assumptions, estimates or judgments.

Revenue Recognition, page 110

52.	Please revise your disclosures regarding the determination of incentive income to clarify the instances in which you are estimating the amount of incentive income recognized.

Please see page 119 of Amendment No. 1 where the Company has deleted this disclosure.

Investments, at Fair Value, page 110

53.	We note that you discount from quoted market prices securities that lack marketability due to legal restrictions on transferability. Please revise your disclosure to state the amount or range of the discounts applied to quoted market prices. Please also provide a detailed discussion as to how you determine the discount for marketability. As part of this discussion, please ensure you clearly explain the factors that would result in a higher discount rate versus those factors that would result in a lower discount rate. If you are deriving the marketability discount rate from comparable companies, please also explain how you ensure the derived discount only considers the effect of the lack of liquidity and not other factors specific to the comparable companies.

Please see the revised disclosure on page 120 of Amendment No. 1. The Company supplementally advises the Staff that historically the instances where the Company applied discounts to quoted prices for restricted listed securities have been infrequent, and the impact of such discounts is not material to the Company’s consolidated financial condition or results of operations for all periods presented and has added disclosure to Amendment No. 1 to that effect.

54.	We note that the funds make a variety of different types of investments that comprise the assets in which you manage. Please revise your disclosure to clarify the methodologies and approaches you use to estimate the fair value of each of the different types of investments held by the funds in which you manage and/or in which you invest. The disclosures should clearly explain to investors how you determined these methodologies and approaches would result in the best estimate of fair value for each type of investment.

Please see the revised disclosure on pages 120 and 121 of Amendment No. 1.

55.	We note that you generally use the market multiple approach to estimate the fair value of portfolio companies. Please revise your disclosures to clarify the circumstances in which you would use a different approach to estimate the fair value of the portfolio companies. Please also clarify whether this approach is used for equity, debt or other types of investments in the underlying portfolio companies.

The Company advises the Staff that the disclosure referenced in its comment has been deleted from Amendment No. 1 because it was not relevant. Please see the revised disclosure on pages 120 and 121 of Amendment No. 1.

56.	We note that you use Level III fair value inputs when estimating the fair value of “securities or instruments for which [you] determine in [y]our discretion that the foregoing valuations methods do not represent the fair value of such securities or instruments.” Please revise your disclosure to state the value of consolidated investments and the value of assets under management within this category of Level III. Please provide a comprehensive explanation as to the facts and circumstances that would cause management to disregard the estimated fair values of certain securities or instruments using Level I or Level II fair value inputs.

The Company advises the Staff that the referenced disclosure language has been removed. Please see the revised disclosure on pages 121 and 122 of Amendment No. 1.

57.	Please disclose by fund type the valuation of investments and other financial instruments by fair value hierarchy levels for those assets under management that have been invested for each period presented.

Please see the revised disclosure on page 122 of Amendment No. 1.

Industry, page 116

58.	Please disclose whether you consider yourself a larger alternative asset manager.

In response to the Staff’s comment, the Company has removed the discussion of larger asset manager gaining market shares from Amendment No. 1.

Business, page 121

59.	In this section, please disclose the year you were organized and provide a cross-reference to your discussion of your organizational structure and the 2007 restructuring and private offering on page 57. Additionally, for your business segment, please disclose your revenues, a measure of profit or loss, and total assets, or include an appropriate cross-reference to the notes to your financial statements.

Please see the revised disclosure on page 134 of Amendment No. 1.

60.	We note your use of “accrued incentives (fund level)” throughout the registration statement and your brief definition of this term on page 137. Please define this term in the Prospectus Summary and provide a more fulsome explanation in the Business section.

Please see the revised disclosure on pages 3 and 148 of Amendment No. 1.

61.	We note your discussions of proprietary research on page two and proprietary credit scoring matrix on page 139. Please disclose the importance to your sole business segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Please see the revised disclosure on page 162 of Amendment No. 1.

62.	We note your disclosure on page 19 that the departure of certain individuals could trigger “key man” provisions in the documentation governing certain of your closed-end funds. We further note that your senior employees are 80% vested in their OCGH units and that the remaining 20% will vest in January 2012. Please describe in detail and quantify the impact of the possible triggering of these key man provisions.

Please see the revised disclosure on page 20 of Amendment No. 1.

Our Investment Approach, page 128

63.	We note your characterization of your funds, including the associated incentive income, as having a relatively high degree of liquidity. Please revise this disclosure to clarify this statement in light of the two risk factors at the bottom of page 32 and the top of page 33, in addition to the majority of the investments held by your funds have fair values that are based on other than quoted market prices, as noted by the risk factor at the bottom of page 34.

Please see the revised disclosure on page 139 of Amendment No. 1.

Cautionary Note Regarding Historical Fund Performance, page 144

64.	Please revise the second bullet to provide a more comprehensive explanation as to why the new investors will not benefit from the realized value created in the funds prior to the offering and quantify the value you are referencing. Please clarify whether you intend to make a distribution for this value prior to or in connection with this offering. To the extent that you intend to make a distribution that has not been reflected in the consolidated balance sheet, please provide us with your consideration of the guidance in SAB Topic 1:B.3.

Please see the revised disclosure on page 155 of Amendment No. 1. The revised disclosure clarifies that purchasers in the offering will not benefit from the historical value created in the Oaktree funds that have been distributed to their limited partners. The Company respectfully submits that because such amounts would include over 20 years of investment performance, quantifying such value would not be relevant. The Company further confirms to the Staff that it does not intend to make a special distribution of cash in connection with this offering.

Fund Data, page 144

65.	Please include a footnote that indicates the funds and periods in which the fund was managed by employees of the Trust Company of the West. Please also explain your relationship with the Trust Company of the West.

Please see the revised disclosure on page 157 of Amendment No. 1. In addition, the Company respectfully notes the current language on the bottom of page 155 of Amendment No. 1.

Management, page 152

66.	For each of your directors, please disclose the period during which he has served as a director. Refer to Item 401(a) of Regulation S-K.

Please see the revised disclosure on page 163 of Amendment No. 1.

Executive Compensation, page 158

67.	Please provide complete Item 402 disclosure in your next amendment.

Please see the revised disclosure on pages 169 through 182 of Amendment No. 1.

Compensation Discussion and Analysis, page 158

68.	Please provide additional support for your determination that Messrs. Mark, Stone, and Keele are not named executive officers within the meaning of Item 402(a)(3) of Regulation S-K. In doing so, clarify why the equity distributions, or other programs, plans, practices, or transactions involving these individuals and the furnishing of financial payments or distributions do not constitute compensation within the meaning of the Item 402 of Regulation S-K.

The Company supplementally advises the Staff that none of Messrs. Marks, Stone or Keele are named executive officers within the meaning of Item 402(a)(3) of Regulation S-K. None serves as the Company’s principal executive officer or principal financial officer. Further, the primary form of remuneration Messrs. Marks, Stone and Keele receive is distributions made in respect of the OCGH units each holds in his capacity as an equityholder. Messrs. Marks, Stone or Keele acquired their ownership stake when they capitalized the Oaktree business in 1995, and have not received any equity grants since that time. In accordance with ASC

Topic 718, the payment of future distributions is factored into the grant date fair value of the OCGH units (which value is used for determining the compensation expense for such units under ASC Topic 718) and any distributions made with respect to such units are therefore not treated as an additional compensation expense in the year in which such distributions are made. Accordingly, such distributions are not taken into account when the Company determines, pursuant to Instruction 1 to Item 402(a)(3), who are its most highly compensated executive officers. Because distributions in respect of OCGH units are not treated as an additional compensation expense under ASC Topic 718, none of Messrs. Marks, Stone or Keele is one of the Company’s three most highly compensated executive officers other than their principal executive officer and principal financial officer.

69.	Please revise your CD&A to discuss what your compensation program is designed to reward and why you choose to pay each element of compensation. Refer to Item 402(b)(1) of Regulation S-K.

Please see the revised disclosure on page 170 of Amendment No. 1.

70.	For each element of compensation, please disclose specifically how you determine the amount of compensation to award to each named executive officer. For example, if the award depends on individual and corporate performance, please disclose the elements of individual and corporate performance considered and discuss how you evaluated the results achieved to reach the amounts awarded the named executive officers. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

Please see the revised disclosure on pages 172 through 174 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 169

71.	With respect to the exchange of OCGH units for Class A units, please explain the reason for the requirement that Oaktree Operating Group units be exchanged for Class C units and then into Class A units.

The Company supplementally advises the Staff that the Class C units were created in 2008 as a separate class of security of the Company in order to allow OCGH unitholders who wanted to exchange their OCGH units for interests in the Company to hold an equity interest in the Company without reducing the number of investors that could purchase the Company’s securities on the GSTrUE OTC market. Under the terms of the Company’s Second Amended and Restated Limited Partnership Agreement and the arrangements governing the trading of the Company’s securities on the GSTrUE OTC market, the Company’s Class A units could not be held by more than 400 holders. Prior to the creation of the Class C units, the Company was concerned that if a large number of OCGH unitholders were to exchange their OCGH units for Class A units and hold such Class A units, it would artificially limit the number of Qualified Institutional Buyers who could acquire the Class A units in the GSTrUE market.

The Company notes that, as disclosed on pages 10 and 59 of Amendment No. 1, prior to the completion of this offering, all of the Class C units will be converted to Class A units and the Class C units will be eliminated as an authorized class of units. Accordingly, the Company respectfully submits that additional disclosure on the Class C units is not warranted.

72.	We note that the Oaktree Operating Group units may be exchanged for a corresponding number of Class A units or an equivalent amount of cash. Please disclose whether the company or the unitholder determines whether to receive the Class A units or cash and how the equivalent amount of cash is determined.

Please see the revised disclosure on page 183 of Amendment No. 1.

73.	We note your disclosure that if Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. do not have taxable income, then payments under the Tax Receivable Agreement are not required. Please disclose whether there have been any years in which either of these subsidiaries have not had taxable income and whether any payments were made for these taxable years. Please include similar disclosure in Note 11 to your consolidated financial statements.

Please see the revised disclosure on pages 184 and F-42 of Amendment No. 1. The Company respectfully advises the Staff that Oaktree AIF Holdings, Inc. did not have taxable income in 2007 or 2008, and therefore it did not realize any tax benefit related to the tax receivable agreement for those years. Accordingly, AIF Holdings, Inc. did not make any payments pursuant to the tax receivable agreement for those years.

Description of Our Indebtedness, page 176

Senior Unsecured Credit Facility, page 178

74.	Please disclose whether you are in compliance with the financial covenants associated with the credit facility.

Please see the revised disclosure on page 193 of Amendment No. 1.

Selling Shareholders, page 181

75.	Please provide the selling shareholder information required by Item 507 of Regulation S-K in this section.

The Company respectfully informs the Staff that no definitive determination has been made with respect to the identity of the selling unitholders. Once the selling unitholders have been identified in a subsequent pre-effective amendment to the Registration Statement, the Company intends to provide the disclosure required by Item 507 of Regulation S-K.

76.	Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•	that the selling shareholders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

The Company respectfully refers the Staff to its response to comment 75 above, which notes that no definitive determination has been made with respect to the identity of the selling unitholders. Once such determination is made, the Company will provide the information requested by this comment 76.

Certain ERISA Considerations, page 215

77.	We note your statement on page 216 that “[t]he foregoing discussion is general in nature and is not intended to be comprehensive.” Please note that this type of language may suggest that shareholders are not entitled to rely on the disclosure. Please revise your disclosure accordingly.

Please see the revised disclosure on page 230 of Amendment No. 1.

Consolidated Statements of Operations, page F-4

78.	We note that you have included your share of earnings and losses from equity method investments as revenues. Please revise your presentation to include these earnings and losses from equity method investments to the other income (loss) section of your consolidated statements of operations. Please refer to Rule 5-03(b)(12) of Regulation S-X for guidance. Please also revise your disclosures throughout your document to revise your reference to your sources of revenues.

The Company has revised its presentation of earnings and losses from equity method investments to include these earnings and losses from equity method investments in the other income (loss) section of the Company’s consolidated statements of operations. Where applicable, the Company has revised references to the Company’s sources of revenues throughout the document to conform to this presentation. Please see the revised disclosure on pages 3, 14, 71, 74, 86, 89, 92, 95, 97 and 148 of Amendment No. 1.

Consolidated Statements of Changes in Unitholders’ Capital, page F-7

79.	Please revise this statement to separately present the changes in non-controlling interest in consolidated subsidiaries for each period presented. Please refer to ASC 810-10-50- 1A(c) and ASC 810-10-55-4L for guidance. Please also address this guidance in either a separate statement for the interim period or within the footnotes to your interim financial statements.

Please see the revised disclosure on pages F-7 and F-56 of Amendment No. 1.

80.	Please include the changes in non-controlling redeemable interests in consolidated funds as a separate column for each period presented on the face of this statement rather than in your footnote disclosures.

The Company respectfully informs the Staff that non-controlling redeemable interests are excluded from permanent capital; therefore, the rollforward is presented separate from total equity.

81.	Please include a table in your footnotes for the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

The Company respectfully informs the Staff that the effects of changes in ownership interest on equity attributable to Oaktree are presented on the consolidated statements of changes in unitholders’ capital.

1. Organization and Basis of Presentation, page F-8

82.	We note that you accounted for the May 2007 Restructuring as a reorganization of entities under common control, resulting in the value of assets and liabilities of the predecessor being recognized at historical cost. We further note that the May 2007 Restructuring transactions involved Principals, Senior Employees, and other investors. Please provide us with your detailed analysis as to how you determined that the May 2007 Restructuring transactions was appropriately accounted for as a reorganization of entities under common control. Please ensure that your evaluation includes the ownership interests of the individuals/entities involved in the transactions prior to and after the transactions.

The Company supplementally advises the Staff that the May 2007 Restructuring transactions should be accounted for as a reorganization of entities under common control considering the guidance in FASB Statement No. 141, Business Combinations, and remarks provided by SEC staff at AICPA National Conferences on Current SEC Developments: Donna L. Coallier (December 9, 1997) and Leslie A. Overton (December 12, 2006).

Both prior to and after the May 2007 Restructuring, the Company’s businesses and holding companies have been under the common control of the Company’s principals who have agreed to govern as a control group through the executive committee governance provisions of the Oaktree Capital Management, LLC (OCM) operating agreement (prior to the May 2007 Restructuring) and the Oaktree Capital Group Holdings GP, LLC (OCGH GP LLC) operating agreement (after the May 2007 Restructuring). These entities are the controlling entities of the Company’s business prior to and after the transactions, respectively.

In addition, the May 2007 Restructuring transactions lack substance for business combination accounting purposes because the economic interests and voting interests of each of the Company’s owners in its business did not change as a result of the transactions. Each of the Company’s owners, including each of its noncontrolling owners, had the same percentage ownership in Oaktree Capital Group Holdings, L.P. (OCGH) after the transactions as they had in OCM prior to the transaction, and the only assets of OCGH after the transactions (prior to the 2007 Private Offering) were those of OCM prior to the transactions.

The subsequent sale of Class A units in the 2007 Private Offering on the GSTrUE OTC market diluted OCGH’s economic interest in the business, which had the effect of proportionately diluting each of the original OCM investors.

A description of the May 2007 Restructuring, the Company’s governance control provisions prior to and after the transactions, and the ownership interests of the individuals/entities involved in the transactions prior to and after the transactions is provided below.

Pre-May 2007 Restructuring

Prior to the May 2007 Restructuring, the business was in an entity called OCM and its wholly owned subsidiaries. OCM was owned by the principals, certain institutional investors, and two employee-owned entities, a limited partnership called OCM Equity Participation Plan, L.P. and a limited liability company called OCM Equity Participation Plan II, LLC.

The principals controlled OCM through the executive committee. Specifically, the OCM operating agreement provided that:

The business of the Company shall be managed by an executive committee (the “Executive Committee”). The members of the Executive Committee shall be the “Managers” of the Company for all purposes under the Articles and the Act. The Executive Committee shall act by consensus or, absent a consensus, by the vote of a Majority Interest of the Executive Committee (or such higher threshold as may be required by this Agreement for a specific action). Unless and until otherwise determined in accordance with Sections 4.6(B) or 4.6(C), the Principals shall constitute the members of the Executive Committee.

Voting power was proportionate to each principal’s economic interest in OCM.

Post-May 2007 Restructuring

Immediately after the May 2007 Restructuring and prior to the 2007 Private Offering, the business was held across five entities (referred to as the Oaktree Operating Group) and their wholly owned subsidiaries. OCG indirectly controlled the operating group. The ultimate economic ownership of each of the owners (including institutional and individual employees) was unchanged as a result of the reorganization, although each owner held his economic stake as a limited partner in OCGH. The principals retained their control over the business after the reorganization. As noted above, OCG controlled the operating group as general partner of the relevant entities. OCG in turn was controlled by OCGH, which initially held 100% of the interest of OCG, including a supervoting interest. OCGH was controlled by a general partner, OCGH GP LLC, and that entity was owned by the principals and managed by an executive committee comprised of the principals. Specifically, the operating agreement of OCGH GP LLC provided that:

The business of the Company shall be managed by an executive committee (the “Executive Committee”). The members of the Executive Committee shall be the “managers” of the Company for all purposes under the Act. The Executive Committee shall act by consensus or, absent a consensus, by the vote of a Majority Interest of the Executive Committee (or such higher threshold as may be required by this Agreement for a specific action). Unless and until otherwise determined in accordance with Section 4.1(c), the Principals shall constitute the members of the Executive Committee.

Each principal’s voting power in OCGH GP LLC was proportionate to such principal’s economic interest in OCGH, which was the same as such principal’s previous proportionate interest in OCM.

The following table shows each owner’s proportionate economic and voting interest in OCM prior to the reorganization and each such owner’s economic interest in OCGH and voting interest in OCGH GP LLC immediately after the reorganization. In each case, voting interest represents voting interest on the respective entity’s executive committee.

Owner	OCM Interest		OCGH Economic Interest	OCGH GP LLC Voting Interest
	Economic	Voting
Howard Marks	18.29%	29.09%	18.29%	29.09%
Bruce Karsh	18.29%	29.09%	18.29%	29.09%
John Frank	1.84%	2.92%	1.84%	2.92%
David Kirchheimer	1.38%	2.20%	1.38%	2.20%
Kevin Clayton	2.76%	4.39%	2.76%	4.39%
Steve Kaplan	1.84%	2.92%	1.84%	2.92%
Larry Keele	3.23%	5.14%	3.23%	5.14%
Richard Masson	5.14%	8.18%	5.14%	8.18%
Sheldon Stone	10.11%	16.07%	10.11%	16.07%
Institutional Investors	13.48%	0.00%	13.48%	0.00%
Employees	23.65%	0.00%	23.65%	0.00%

Total	100%	100%	100%	100%

2. Summary of Significant Accounting Policies, page F-9 Consolidation, page F-9

83.	We note your disclosure that the limited partners of the consolidated funds have been granted redemption rights exercisable in certain circumstances. However, your description of the structure of your closed-end funds on page 134 appears to suggest that limited partners cannot withdraw their investments once admitted as a limited partner. Please revise your disclosures here and throughout your document to clarify whether or not limited partners may redeem their interests, whole and/or in part, in the closed-end funds. If the limited partners in the closed-end funds have the right to withdraw/redeem their interests in the closed-end funds, please provide a more detailed description of the redemption terms.

Please see the revised disclosure on page F-10 of Amendment No. 1.

84.

We note your disclosures regarding your consolidation policy. It is unclear from these disclosures the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. To the extent that you determined any of your funds or any other entity in which you have an ownership or contractual relationship with meets the definition of a VIE, please disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. For those funds that you determined do not meet the definition of a VIE, please clarify that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. Please disclose which funds are consolidated under the VoIE model and those that are reflected in the consolidated financial statements under the equity method of accounting.

Please see the revised disclosure on pages F-9 and F-10 of Amendment No. 1.

85.	Please revise your disclosure to clarify that the side letter agreements and/or any other explicit or implicit agreements with the limited partners in your funds that meet the definition of a VIE do not impair the funds’ ability to qualify for the deferral of the consolidation rules in ASU 2009-17.

The Company respectfully advises the Staff that none of the funds meet the definition of a VIE. Please see the revised disclosure on pages F-9 and F-10 of Amendment No. 1.

86.	In addition to the funds in which you are the general partner and/or manage through a contract, please clarify whether there are any other entities you are consolidating, as you determined the entity meets the definition of a VIE and you have controlling financial interest. To the extent material, please provide the disclosures required by ASC 810-10- 50, as applicable.

Please see the revised disclosure on pages F-9 and F-10 of Amendment No. 1.

87.	We note your disclosure that the elimination entries related to incentive income does not have an effect on net income (loss) attributable to the Company. As incentive income to be paid by the consolidated funds is recognized as an expense by the funds prior to recognition as revenue by you, please disclose how you have reflected this timing difference in your consolidated statements of operations.

Please see the revised disclosure on page F-10 of Amendment No. 1. The Company supplementally advises the Staff that the consolidated funds record potential incentive income as an allocation of equity, reducing the capital account balance of the unaffiliated limited partners and increasing the balance of the general partner entitled to the incentive, rather than an expense of the funds. Inasmuch as the Company recognizes incentive income pursuant to Method 1, potential incentive income allocations at the fund level in excess of incentives recognized by OCG or one of its subsidiaries, as the general partner, are included in the capital account balance of the unaffiliated limited partners, i.e., non-controlling redeemable interests in consolidated funds.

U.S. Treasury and government agency securities, page F-11

88.	Please revise your accounting policy to clarify that you have classified these securities in the available-for-sale securities category. Please refer to ASC 320-10-25-1.

Please see the revised disclosure on page F-12 of Amendment No. 1.

Management fees, page F-12

89.	We note your disclosure that you do not recognize incremental income for transaction, advisory, director and other ancillary fees received, as the fees are offset against management fees. However, we note the analysis you have provided for the decreases and increases to management fees for each period presented to these ancillary fees. To the extent that you are recognizing revenues in connection with any of these ancillary fees, please disclose your accounting policy for each of the ancillary services that you are recognizing revenue, including the amount of revenue recognized for each period presented. To the extent that you are not recognizing revenues for the ancillary services, it is unclear how your explanation for the changes in management fees for each period presented is an appropriate. Please revise your disclosure to provide a more comprehensive explanation.

Please see the revised disclosure on page F-13. The Company also supplementally advises the Staff that any ancillary fees received reduce the amount of management fees that would otherwise be paid from the respective fund. There are no changes to the calculation of fees earned from management of the respective fund, or the amount of fees recognized prior to consolidating eliminations; the only difference is the source of the fee payments. The analysis for the decreases and increases to consolidated management fees for each period presented references these ancillary fees because the fees are not paid by the consolidated funds and not eliminated in consolidation, thereby impacting the presentation of gross management fees, but not consolidated net income, as they reduce the management fee expense of the Company’s third party investors and, as a result, increase the net income attributable non-controlling redeemable interests in consolidated funds.

Incentive income, page F-13

90.

We note that you have elected to adopt Method 1 in accordance with the guidance ASC 605-20-S99-1 for recognizing incentive income subject to a contingency. We further note your statement that you generally recognize tax distributions from the funds, which are considered advanced incentive income, when received. Please revise your disclosure to clarify that the recognition of the tax distributions, which are considered advanced incentive income, as revenue is subsequent to when the contingencies associated with the incentive income have been removed. Otherwise, please explain how your accounting for the tax distributions complies with your adoption of Method 1.

Please see the revised disclosure on pages F-13 and F-14 of Amendment No. 1.

91.	Please expand upon your accounting policy for recognizing incentive income to clarify for each type of fund in which you earn incentive income to clarify when the criteria under Method 1 is typically met. Please refer to your disclosures on pages 113 and 114. In this regard, please clarify for your closed-end funds if the contingency is not released until the fund is liquidated.

Please see the revised disclosure on pages F-13 and F-14 of Amendment No. 1. The Company also supplementally advises the Staff that the distribution of contributed capital and preferred return is typically not achieved until a fund is in its liquidation period. The preferred return obligation terminates when the contributed capital and preferred return calculated thereon has been returned. For all material purposes, the contingency is typically released at a point in time after this return of capital, but before the fund is fully liquidated.

Incentive income compensation expense, page F-13

92.	We note that you expense incentive income compensation in the same period that the underlying income is recognized. Please revise your disclosure to explain how your recognition of the expense considers the vesting provisions associated with the compensation, which you note are generally over a period of five years.

Please see the revised disclosure on page F-14 of Amendment No. 1.

The Company respectfully advises the Staff that, while employed at Oaktree, investment professionals fully participate in any applicable incentive compensation arrangements, earning incentive compensation in conjunction with the Company’s recognition of incentive income. The vesting provisions govern the right to receive residual incentive distributions in the event the individual becomes “incapacitated,” is terminated without “cause” or resigns. The calculation of the residual percentage to be distributed varies based on the reason for the individual’s termination of employment and the percentage of the aggregate committed capital that has been drawn by the fund and may be subject to reduction in the event the executive engages in competitive activity within 24 months following termination of employment. Generally, in the event of a termination of employment without “cause” (as defined below) or due to death or disability, the residual percentage is based on the percentage of the aggregate committed capital that has been drawn by the associated fund. In the event of termination for “cause,” all rights to incentive income distributions are automatically forfeited. For this purpose, “cause” generally includes gross negligence, willful misconduct and material breach of one or more agreements with us, fraud, theft and other criminal or unlawful conduct.

Accordingly, the vesting provisions have no impact on the recognition of incentive compensation expense for current employees and principals. For departed participants that were not fully vested, the vesting provisions are deemed to have no impact on the recognition of incentive compensation at the time of a triggering event because of the various contingencies elaborated above and the non-fixed or determinable nature of the value of any future potential incentive income to be earned.

Equity-based compensation, page F-13

93.	We note that you discount the closing price of your Class A units that trade on the GSTrUE OTC market for restrictions on exercising the units from 0-30%. Please revise your disclosure to clarify what these specific restrictions are. Please also explain exactly how each of the restrictions is considered when estimating the fair value of the grant using the Black-Scholes synthetic option analysis. Please refer to ASC 718-10-30 for guidance.

Please see the revised disclosure on page F-37 of Amendment No. 1.

The Company also supplementally advises the Staff that the disclosure has been revised to clarify how and why the Company discounts the price of the Class A units that trade on the GSTrUE OTC market for purposes of valuing the OCGH units granted to employees and principals. The Company also notes that the Black-Scholes analysis is one component of the valuation, utilized to assess the reasonableness of the discount as determined from comparable company restricted stock discounts.

Accounting policies of consolidated funds, page F-15

Cash and cash-equivalents, page F-15

94.	We note that the cash and cash-equivalents held at the consolidated funds are not available to support the general liquidity needs of Oaktree. Please tell us your consideration of the guidance in Rule 5-04 of Regulation S-X for including condensed financial information of the registrant under Schedule 1.

The Company respectfully advises the Staff that it does not consider the assets of the consolidated funds to be restricted assets of the Company in applying the guidance in Rule 5-04 of Regulation S-X because the assets are not legally restricted and, as general partner, the Company has broad discretion over the management of the funds.

3. Investments, At Fair Value, page F-21

95.	Please include disclosure for the corresponding line items, Net realized gain on consolidated funds’ investments and Net change in unrealized appreciation (depreciation) on consolidated funds’ investments. The disclosure should clearly explain to investors what the nature of these line items is and how you are reflecting foreign currency changes and other foreign currency gains and losses. Please also present each of these line items by major kinds of investment transactions for each period presented. Please refer to Rule 6-07.7 of Regulation S-X for guidance.

Please see the revised disclosure on page F-24 of Amendment No. 1.

6. Debt Obligations And Credit Facilities, page F-30

96.	Please revise your disclosure to clarify whether you have any responsibility to provide for the consolidated funds’ debt obligations in the event that the funds are unable to meet their obligations.

Please see the revised disclosure on pages F-33 and F-66 of Amendment No. 1.

7. Non-Controlling Redeemable Interests in Consolidated Funds, page F-32

97.	Please explain to us why distributions reflected in the rollforward do not agree to the consolidated statements of cash flows. Please also explain to us why net income (loss) reflected in the rollforward does not agree to the consolidated statements of operations. Finally, please confirm to us that none of the assets, liabilities, earnings and expenses related to the consolidated funds resulted in the recognition of currency translation adjustments as part of comprehensive income (loss).

The Company respectfully advises the Staff that distributions reflected in the non-controlling redeemable interests in the consolidated funds rollforward do not agree to the consolidated statements of cash flows due to (i) the impact of accrued distributions on cash flows, (ii) the elimination of incentive income distributions from consolidated funds in the consolidated cash flows, but not the rollforward, and (iii) other immaterial adjustments.

Net income (loss) reflected in the rollforward does not agree to the consolidated statements of operations because the income component of the rollforward reflects the gross income allocated to the non-controlling redeemable interests by the consolidated funds prior to the reallocation of potential incentives to the general partner. The portion of those potential incentives that is earned and recognized as incentive income by the Company pursuant to Method 1 is reflected as distributions in the rollforward and eliminated in the consolidated statements of operations.

Currency translation is included in the net income and not separately reported, pursuant to ASC-946 guidance on Investment Company Accounting which is retained in consolidation of the funds.

8. Unitholders’ Capital, page F-33

98.	We note your disclosures on page F-35 that the percentage shares of Oaktree Operating Group units held by you is 15.31% for fiscal year 2010, 15.47% for fiscal year 2009, and 15.71% for fiscal year 2008. We further note that the percentages held by OCGH Unitholders is 84.69% for fiscal year 2010, 84.53% for fiscal year 2009, and 84.29% for fiscal year 2008. However, it does not appear as though net loss and distributions are allocated based on the percentage shares held. Please expand your disclosures to present the computation of your non-controlling interest in the consolidated subsidiaries attributable to OCGH to allow investors to better understand the underlying reasons for changes in this line item from period to period.

Please see the revised disclosure on page F-35 of Amendment No. 1. In response to the Staff’s comment, the Company respectfully notes that the proportionate ownership of Oaktree Operating Group units is applicable to the income and expenses incurred at the Oaktree Operating Group level, but 100% of the income and expenses recognized directly by the Intermediate Holding Companies and Oaktree Capital Group, LLC are solely attributable to the Class A and Class C unitholders. Distributions to the Class A and Class C unitholders are also affected by expenses and obligations of the Intermediate Holding Companies and OCG.

10. Equity-Based Compensation, page F-34

99.	Please provide the disclosures required by ASC 718-10-50-2(f) for each type of share-based payment arrangement with employees for each period presented.

Please see the revised disclosure on pages F-37 and F-38 of Amendment No. 1.

11. Income Taxes And Related Payments, page F-36

100.	Please disclose the domestic and foreign components of income (loss) before income taxes. Please refer to ASC 740-10-S99-1 for guidance.

The Company respectfully advises the Staff that it analyzed the domestic and foreign components of income (loss) before income taxes and determined that is was not necessary to disclose these components as the amount of foreign income (loss) was not material in comparison to the domestic income (i.e., <5% of total pre-tax income (loss)), and such disclosure would not provide meaningful information to an investor.

101.	Please revise your disclosure regarding the outcome of tax audits to include your assessment of materiality to your cash flows in addition to your financial position and results of operations.

Please see the revised disclosure on page F-41 of Amendment No. 1.

12. Commitments And Contingencies, page F-40

102.	Please revise your disclosures regarding legal actions to expand your conclusion regarding the materiality of the legal actions to your cash flows in addition to your results of operations and financial condition. Please also clarify whether the materiality assessment of your legal actions is on an individual or aggregate basis. To the extent that you have determined your legal actions could have a material impact on your cash flows and/or your results of operations and financial condition on an aggregate basis, please provide the disclosures required by ASC 450-20-50-3 to 450-20-50-8. Please refer to ASC 450-20-55-10 – 55-37 for guidance.

Please see the revised disclosure on pages F-43 and F-70 of Amendment No. 1.

16. Segment Reporting, page F-43

103.	Please revise your disclosure on page F-44 to clarify that your CODM uses adjusted net income, or ANI, to evaluate the financial performance of, and make resource allocations and other operating decisions for, the investment management segment. Please refer to ASC 280-10-50-22 for guidance.

Please see the revised disclosure on pages 15, 73, 98, F-47 and F-72 of Amendment No. 1

104.	Please either remove the subtotal, ANI before interest and other income, or clarify that your CODM uses both ANI before interest and other income and ANI to evaluate the financial performance of your reportable segment and to allocate resources.

Please see the revised disclosure on pages F-47 and F-72 of Amendment No. 1.

105.	Please revise footnote (e) to the presentation of total assets to explain why the total assets under the “Assets of consolidated funds” on the face of the consolidated statements of financial position does not agree to the adjustment amount for each period presented.

Please see the revised disclosure on pages F-48, F-49, F-50, F-74 and F-75 of Amendment No. 1.

106.	Please disclose the amount of investment in equity method investees for each period presented. Please refer to ASC 280-10-50-25 for guidance.

Please see the revised disclosure on pages F-48, F-49, F-50, F-74 and F-75 of Amendment No. 1.

17. Subsequent Events, page F-46

107.	Please include the disclosures required by ASC 855-10-50-1 for your annual and interim financial statements.

Please see the revised disclosure on pages F-51 and F-76 of Amendment No. 1.

108.	Please revise your per share presentation for the amount of distribution to the nearest cent.

Please see the revised disclosure on pages F-51 and F-75 of Amendment No. 1.

109.	Please revise your disclosure for the Kaplan Industry, Inc. loss contingency to provide the disclosures required by ASC 450-20-50-1 to 450-20-50-8 with reference to ASC 450-20- 55-10 – 55-37 for guidance.

Please see the revised disclosure on pages F-51, F-75 and F-76 of Amendment No. 1.

10. Income Taxes and Related Payments, page F-64

110.	Please include disclosures for the tax receivable agreement in accordance with Rule 10-01(a)(5) of Regulation S-X.

Please see the revised disclosure on page F-69 of Amendment No. 1. The Company supplementally advises the Staff that it has not included comprehensive additional disclosure in its interim financial statements as of March 31, 2011 related to the tax receivable agreement and the related deferred tax asset as there has been no material change in exposure since the end of the most recent fiscal year. Oaktree Holdings, Inc. continues to generate taxable income sufficient to realize the full amount of the deferred tax asset, and its future projections of taxable income continue to be at a level that supports full realization of the entire deferred tax asset recorded.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Tracey Houser

Jeanne Baker

Jessica Kane

Oaktree Capital Group, LLC

Todd E. Molz

Sullivan & Cromwell LLP

Patrick S. Brown